        [LETTERHEAD OF 7-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA]


                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.

  This Information Statement is being mailed on or about March 14, 1997, to holders of record of the Common Stock, par value $0.01 per share ("Share", collectively the "Shares" or the "Common Stock") of Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), at the close of business on or about February 28, 1997. You are receiving this Information Statement in connection with the possible election to the Company's Board of Directors (the "Board" or the "Board of Directors") of that number of persons designated by Dr Pepper Bottling Company of Texas, a Texas corporation ("Parent"), as will give Parent that number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of Directors of the Company), on the Company's Board of Directors equal to the product of the total number of directors on the Board of Directors of the Company multiplied by the percentage that the number of Shares purchased by Parent or any of its subsidiaries pursuant to the Offer (as defined below) bears to the aggregate number of Shares outstanding.

  Parent and its subsidiary, DPB Acquisition Corp., a Delaware corporation ("Purchaser"), have commenced a tender offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer was disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 7, 1997 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of February 28, 1997 (the "Merger Agreement"), by and among the Company, Parent, and Purchaser. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission on March 7, 1997 pursuant to Section 14(d)(4) of the Exchange Act and the rules promulgated thereunder. Attached as Schedule I hereto is a copy of the written opinion dated February 28, 1997 of Houlihan, Lokey, Howard & Zukin, Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the terms of the Merger Agreement is fair to such holders from a financial point of view.

  The Merger Agreement requires the Company, at the request of Parent, to take all action necessary to cause Parent's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION HEREUNDER.

  Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on March 7, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 3, 1997, unless the Offer is extended in accordance with its terms.

  The information contained in this Information Statement concerning Parent and Purchaser and their respective board designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                REORGANIZATION

  On May 13, 1996, the Company and Beverage Group Acquisition Corporation, the Company's then immediate holding company parent ("BGAC"), filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the District of Delaware. Following commencement of the Chapter 11 cases, all actions and proceedings against the Company and BGAC and all acts to obtain any property of the bankruptcy estate were automatically stayed under section 362 of the Bankruptcy Code. Subsequent to the filing of the bankruptcy petitions and until the effective date of the First Amended Joint Plan of Reorganization of the Company and BGAC (the "Plan of Reorganization"), which Plan of Reorganization (and accompanying Disclosure Statement) was filed with the Bankruptcy Court on May 20, 1996, the Company and BGAC continued to operate their respective businesses as debtors-in-possession.

  Under the terms and conditions of the Plan of Reorganization and consistent with an agreement in principle reached with an unofficial committee of the holders of the Company's $140,000,000 11.5% Senior Secured Notes due 1999 (the "Senior Secured Notes" or "Notes"), the holders of the Notes exchanged their Senior Secured Notes for approximately 98% of the equity of the Company and received the net proceeds (approximately $55 million in cash) from the sale of the Company's wholly-owned subsidiary, Seven-Up/RC Bottling Company of Puerto Rico, Inc.

  The Bankruptcy Court approved the Disclosure Statement on June 19, 1996 and confirmed the Plan of Reorganization on August 2, 1996. On August 15, 1996 (the "Consummation Date"), the Plan of Reorganization was consummated and the Company emerged from bankruptcy.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of February 28, 1997, there were 5,000,000 Shares issued and outstanding. The Board presently consists of five members, and there are currently no vacancies on the Board. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death, or removal.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

  The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents at least 65% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board) as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by increasing the size of the Board or by using its best efforts to secure the resignations of such number of directors as is necessary to be so elected, provided that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement) of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Directors" means (x) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and (y) any successor to any Continuing Director who was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

  It is expected that Parent's designees may assume office at any time following the purchase of Shares by Purchaser pursuant to the Offer, which purchase may not be consummated prior to midnight New York City time on Thursday, April 3, 1997, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Board of Directors will consist of persons who are not Parent's designees, the Company expects that such persons shall be Continuing Directors.

  Parent's designees will be selected by Parent from among the individuals listed below. The Company has been informed that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment, and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States, and, except as indicated otherwise, the business address of each person is 2304 Century Center Blvd., Irving, Texas 75062.

                                                  PRESENT PRINCIPAL OCCUPATION
                                                  OR EMPLOYMENT AND FIVE-YEAR
               NAME                 AGE                EMPLOYMENT HISTORY
               ----                 ---           ----------------------------
 Jim L. Turner....................   49 Chairman of the Board of Dr Pepper Bottling
                                        Holdings, Inc. (1985-present); Chairman,
                                        President and Chief Executive Officer of Parent
                                        (1985-present); Director, President and
                                        Treasurer of Purchaser (February 21, 1997-
                                        present); Director of The Morningstar Group
                                        Inc.; Director of All American Bottling
                                        Corporation.
 William O. Hunt..................   63 Director of Dr Pepper Bottling Holdings, Inc.;
                                        Chairman of the Board, Chief Executive Officer
                                        and President of Intellical Inc. (1992-present);
                                        Director of Allen Group, Inc.; Director of
                                        American Homestar Corporation.
 Thomas J. Taszarek...............   48 Senior Vice President--Administration of Parent
                                        (1993-present); Vice President--Personnel of
                                        Parent (since 1986).
 Holly Lovvorn....................   41 Vice President--Finance and Chief Financial
                                        Officer of Parent and Dr Pepper Bottling
                                        Holdings, Inc. (1995-present); Vice President
                                        and Secretary of Purchaser (February 21, 1997-
                                        present); Vice President--Financial Analysis and
                                        Special Projects of Parent and Dr Pepper
                                        Bottling Holdings, Inc. (1990-1995).

DIRECTORS OF THE COMPANY

  The total number of directors is fixed by the Board of Directors pursuant to authority granted it under the Company's By-Laws. Prior to the Consummation Date, the Board of Directors was comprised of six directors. At present, the Board of Directors is comprised of five directors, one of whom is a salaried employee of the Company. All directors of the Company are elected and serve until a successor is duly elected and qualified or until such director's earlier death, resignation, or removal. There are no family relationships between any director of the Company or any executive officer of the Company.

  Set forth below is certain information concerning the Company's current directors, including their ages, present principal occupations and business experience during the past five years, and the period during which they have served as directors. The business address of each director is 3220 East 26th Street, Vernon, California 90023.

                                      PRINCIPAL OCCUPATION             DIRECTOR
         NAME          AGE           DURING LAST FIVE YEARS             SINCE
         ----          ---           ----------------------            --------
 Bart S. Brodkin...... 55  Chief Executive Officer, President and        1990
                           Chairman of the Board of the Company.
 Jack R. Attwood...... 67  President, Attwood Enterprises (1988-         1990
                           present); Director, Sports Chalet, Inc.
 William Langley...... 58  Executive Vice President, Chief Credit       August
                           and Risk Policy Officer, Chemical Bank        1996
                           and Chemical Banking Corporation (1991-
                           1996); Executive Vice President of Chase
                           Manhattan Corporation (April 1996-July
                           1996).
 Monroe L. Lowenkron.. 65  President and Chief Executive Officer of     August
                           A. Heileman Brewing Co. Inc. (1995-June       1996
                           1996); President and Chief Executive
                           Officer of A&W Brands, Inc. (1980-1993).
 Daniel D. Villanueva. 59  Chairman and Managing Director of Bastion    August
                           Capital Corporation (1990-present).           1996

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

  During the fiscal year ended December 31, 1996, the Board of Directors held seven meetings (exclusive of committee meetings). The Board of Directors held five meetings prior to the Consummation Date and two meetings subsequent to the Consummation Date. Each of the directors of the Company attended at least 75 percent of the aggregate total number of meetings of the Board of Directors and meetings of any committee of the Board on which that director served and which took place subsequent to his election as director.

  The Board of Directors has standing Audit, Personnel and Compensation, and Strategic Committees.

  Audit Committee. Messrs. Langley and Villanueva are the members of the Audit Committee, which held three meetings during the 1996 fiscal year, all of which meetings were held subsequent to the Consummation Date. The Audit Committee is responsible for reviewing, as it shall deem appropriate, and recommending to the Board of Directors internal accounting and financial controls for the Company and accounting principles and auditing practices and procedures to be employed in the preparation and review of the Company's financial statements. The Audit Committee is also responsible for recommending to the Board of Directors independent public accountants to audit the annual financial statements of the Company, the scope of the audit to be undertaken by such accountants and for reviewing the results of such audit.

  Personnel and Compensation Committee. Messrs. Attwood and Lowenkron are the members of the Personnel and Compensation Committee (the "Compensation Committee"), which held three meetings during the 1996 fiscal year. One meeting of the Compensation Committee was held prior to the Consummation Date and two meetings of the Compensation Committee were held subsequent to the Consummation Date. The Compensation Committee makes recommendations to the Board of Directors with respect to the compensation of directors, officers, and employees of the Company. In addition, the Compensation Committee administers the Company's Management Incentive Plan and the 1996-1997 Stock Option Plan (although the Board retains the authority to grant stock options pursuant thereto). For additional information concerning the Compensation Committee, see "Compensation Committee Report on Executive Compensation" below.

  Strategic Committee. Messrs. Lowenkron and Langley are the members of the Strategic Committee. The Strategic Committee held no meetings during the 1996 fiscal year. The Strategic Committee reviews and evaluates any offers made to acquire the Company.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

  Directors who are not employees of the Company are paid an annual retainer of $20,000 plus an additional fee of $1,000 for each meeting of the Board of Directors attended and are reimbursed for expenses incurred in attending meetings of the Board.

  The Company's 1996-1997 Stock Option Plan provides for the granting of nonqualified stock options (options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code) to directors of the Company. Subsequent to the end of the 1996 fiscal year, a total of 84,000 options were granted to non-employee directors of the Company pursuant to the terms and conditions of the 1996-1997 Stock Option Plan.

EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information concerning the executive officers of the Company:

      NAME               AGE                       POSITION
      ----               ---                       --------
Bart S. Brodkin.........  55 Chief Executive Officer, President and Chairman of
                             the Board
Richard Ferguson........  40 Executive Vice President/Chief Financial Officer
Roy S. Breneman.........  55 Executive Vice President/Chief Sales and Marketing
                             Officer
Louis Janicich..........  59 Senior Vice President of Administration/Legal Serv-
                             ices, Chief Human Resources Officer
F.L. Joseph Chalmers....  54 Senior Vice President of Operations

  Bart S. Brodkin began his career in the soft drink industry in 1967 with the Pepsi-Cola Bottling Company, where he held various sales and marketing positions and ultimately became Group Marketing Manager. He joined Westinghouse's Beverage Group in 1973 as Vice President of the Western Division and in 1980 was promoted to Business Unit President and General Manager. He is a director of and has served as President of the Seven-Up Bottlers Association and is currently Treasurer of the National Soft Drink Association and a director of the RC Bottlers Association.

  Richard Ferguson has been with the Company since 1979 and has held various positions of increasing importance in accounting and finance. He has held the position of Executive Vice President, Chief Financial Officer since October 1996 and was previously the Vice President of Financial and Business Planning since 1981.

  Roy S. Breneman began his career in the soft drink industry in 1968 as a merchandising manager with the Pepsi-Cola Company. He served as Vice President, General Manager for the Dr. Pepper bottler in Dallas and was National Sales Manager for the Country Time ready-to-drink division of General Foods Corporation. He joined Westinghouse's Beverage Group as Vice President of Marketing Services and became Senior Vice President of Sales and Marketing in 1986.

  Louis Janicich has been involved in human resources in the soft drink industry since 1967 as Director of Industrial Relations with the Pepsi-Cola Bottling Company of Los Angeles. He joined Westinghouse's Beverage Group as Director of Industrial Relations in 1970 and in 1987 assumed his current position of Senior Vice President of Human Resources.

  F.L. Joseph Chalmers joined Westinghouse in 1969 and held various positions in purchasing and operations. He joined Westinghouse's Beverage Group in 1976 and has held various positions of increasing importance in purchasing, sales and operations. He assumed his current position as Senior Vice President of Operations in June 1996.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information, as of February 28, 1997, with respect to the beneficial ownership of Shares by (i) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Shares (as derived solely from the Company's review of Schedules B, D, and 13G on file with the Commission and from correspondence received from certain stockholders of the Company), (ii) each director of the Company, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of February 28, 1997 whose total annual compensation for the year ended December 31, 1996 exceeded $100,000, and (iv) all executive officers and directors of the Company as a group.

                                        AMOUNT AND NATURE OF
                                        BENEFICIAL OWNERSHIP
 NAME AND ADDRESS OF BENEFICIAL OWNER     OF COMMON STOCK    PERCENT OF CLASS (1)
 ------------------------------------   -------------------- --------------------
 Dean Witter Intercapital Inc. (2)....       1,854,805              30.91%
  2 World Trade Center
  New York, New York 10048
 Merrill Lynch & Co., Inc. (3)........         763,000              12.71%
  World Financial Center, North Tower
  250 Vesey Street
  New York, New York 10281
 Metropolitan Life Insurance Company           605,500              10.09%
  (4).................................
  One Madison Avenue
  New York, New York 10010
 Bart S. Brodkin (5)..................         395,151(6)            6.58%
 Richard Ferguson (5).................          47,700(7)               *
 Louis Janicich (5)...................          33,500(8)               *
 F.L. Joseph Chalmers (5).............          33,500(9)               *
 Roy S. Breneman (5)..................          30,100(10)              *
 Jack R. Attwood (5)..................          21,000(11)              *
 William Langley (5)..................          21,000(11)              *
 Monroe L. Lowenkron (5)..............          21,000(11)              *
 Daniel D. Villanueva (5).............          21,000(11)              *
 All executive officers and directors          719,101(12)          11.98%
  as a group (14 Persons).............

--------
  *  Less than 1%.
 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable.
 (2) All Shares are owned by the following funds for which Dean Witter Intercapital Inc. acts as investment advisor: Dean Witter High Yield Securities (456,055 Shares); Dean Witter High Income Securities (490,000 Shares); High Income Advantage Trust (140,000 Shares); High Income Advantage Trust II (175,000 Shares); High Income Advantage Trust III (70,000 Shares); Dean Witter Diversified Income Trust (322,675 Shares); and Variable Investment Series--High Yield (201,075 Shares).
 (3) All Shares may also be deemed to be beneficially owned by Merrill Lynch Group, Inc., a wholly-owned subsidiary of Merrill Lynch & Co., Inc., Princeton Services, Inc., a wholly owned subsidiary of Merrill Lynch Group, Inc., Fund Asset Management, L.P., a limited partnership of which Princeton Services, Inc. is a general partner, and Merrill Lynch Corporate Bond Fund, Inc. (High Income Portfolio), a registered investment company advised by Fund Asset Management, L.P.
 (4) All Shares may also be deemed to be beneficially owned by State Street Research & Management Company, a wholly-owned subsidiary of Metropolitan Life Insurance Company and a registered investment advisor.

 (5) The business address of such person is c/o Seven-Up/RC Bottling Company of Southern California, Inc., 3220 East 26th Street, Vernon, California 90023.
 (6) Represents Shares subject to non-qualified options and includes 8,980 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.
 (7) Represents Shares subject to non-qualified options and includes 1,800 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.
 (8) Represents Shares subject to non-qualified options and includes 1,250 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.
 (9) Represents Shares subject to non-qualified options and includes 1,250 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.
(10) Represents Shares subject to non-qualified options and includes 1,250 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.
(11) Represents Shares subject to non-qualified options.
(12) Represents Shares subject to non-qualified options and includes 17,930 Shares subject to non-qualified options exercisable pursuant to certain anti-dilution provisions contained in the stock purchase warrant held by WB Bottling Corporation and pursuant to certain anti-dilution provisions contained in the letter agreement evidencing the grant of such non-qualified options to executive.

  Registration Rights Agreement. The Company is party to a Registration Rights Agreement with certain funds advised by Dean Witter Intercapital, Inc. pursuant to which such entities have the right to cause the Company to register Shares under Rule 415 of the Securities Act of 1933, as amended (the "Shelf Registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the Shelf Registration.

                   EXECUTIVE COMPENSATION AND OTHER MATTERS

  The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company, as of December 31, 1996, whose annual compensation for the fiscal year ended December 31, 1996 exceeded $100,000, for services in all capacities to the Company and its subsidiaries during each of the fiscal years ended December 31, 1994, 1995, and 1996:

                          SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION
        NAME AND          ----------------------    ALL OTHER
   PRINCIPAL POSITION     YEAR  SALARY  BONUS(1) COMPENSATION(2)
   ------------------     ---- -------- -------- ---------------
Bart S. Brodkin           1996 $316,098 $250,000    $  9,091
   Director, Chief        1995  300,000   54,000       7,933
   Executive Officer,     1994  275,580   53,573      12,120
   and President
Roy S. Breneman           1996 $127,824 $ 16,877    $  5,400
   Chief Sales and        1995  138,960      --       14,785
   Marketing Officer,     1994  133,920      --       17,740
   and Executive Vice
   President
Louis Janicich            1996 $129,600 $ 15,581    $ 16,880
   Senior Vice President  1995  128,295      --      165,413(3)
   of Human               1994  123,660      --       22,421
   Resources and
   Secretary
Richard Ferguson          1996 $ 94,271 $ 14,666    $  6,000
   Chief Financial        1995   77,100      --          --
   Officer and Executive  1994   75,120      --          --
   Vice President
F.L. Joseph Chalmers      1996 $117,060 $  6,721    $  3,720
   Senior Vice President  1995  110,685      --        3,720
   of Operations          1994  106,680      --        3,720

--------
(1) Represents annual incentive compensation earned during the prior calendar year but paid in the subsequent year.
(2) Represents amounts paid by the Company for life insurance premiums, automobile reimbursement and employer matched 401(k) payments. Includes contributions by the Company to the Company's target benefit defined contribution plan on behalf of each of the named executives for 1995. Contributions by the Company under this plan on behalf of the named executives for 1996 have not yet been calculated.
(3) Includes funds received from termination of the 401-E program that was previously reported as bonus for these employees.

  During the fiscal year ended December 31, 1996, there were no option grants to the Chief Executive Officer of the Company or to any of the four other most highly compensated executive officers of the Company.

                TERMINATION AND CHANGE-OF-CONTROL ARRANGEMENTS

  At a meeting held on October 31, 1996 of the Compensation Committee, the Compensation Committee recommended that the Board of Directors review and evaluate the employment agreement between the Company and Mr. Brodkin. After a series of negotiations between the Compensation Committee and Mr. Brodkin, on January 22, 1997, the Company entered into a Second Amended and Restated Management Agreement with Mr. Brodkin, the Chief Executive Officer of the Company (the "Brodkin Agreement"). The annual compensation payable by the Company to Mr. Brodkin under the Brodkin Agreement is $400,000. The Brodkin Agreement expires on December 31, 1999, subject to automatic one-year renewals unless terminated upon written notice by either party at least 90 days prior to the end of the year or earlier upon Mr. Brodkin's death, Disability, resignation, retirement, or removal for Cause (as such capitalized terms are defined in the Brodkin Agreement). In addition, the Brodkin Agreement provides for severance benefits to be paid in a lump sum by the Company to Mr. Brodkin upon a Change of Control (as defined in the Brodkin Agreement).

  The Brodkin Agreement was amended by a First Amendment to Management Agreement, dated as of February 28, 1997 (the "First Amendment"). The First Amendment shall only become effective immediately prior to the purchase of Shares by the Purchaser in the Offer and shall be of no further force or effect if the Merger Agreement is terminated. The execution and delivery of the First Amendment was a condition to the execution and delivery of the Merger Agreement by Parent. The First Amendment, will, among other things, significantly amend certain of the provisions regarding severance payments to, and continued fringe benefits for, Mr. Brodkin following the termination of his employment. In this regard, the special provisions requiring the Company to pay to Mr. Brodkin an amount equal to three times his base salary and bonus and to maintain certain benefits for him for 36 months if his employment is terminated under certain circumstances following a Change of Control (as defined in the Brodkin Agreement) will be eliminated. In addition, under the First Amendment, the circumstances constituting Good Reason (as defined in the Brodkin Agreement) under which Mr. Brodkin may resign and obtain severance benefits will be significantly narrowed and certain procedural requirements for the benefit of Mr. Brodkin that would have been applicable if he had been terminated under certain circumstances constituting Cause (as defined in the Brodkin Agreement) will be terminated. The First Amendment will also eliminate Mr. Brodkin's right to receive certain severance payments in the event that he resigns other than for Good Resign (as defined in the Brodkin Agreement). Pursuant to the First Amendment, the automatic extension under the Brodkin Agreement is limited to one additional year, such extension still being subject to neither party giving contrary notice. The First Amendment will not alter the base salary provided under the Brodkin Agreement or Mr. Brodkin's rights to participate in the Company's annual bonus program.

  On February 10, 1997, the Company entered into Management Agreements with Rick Ferguson and Roy Breneman (the "Ferguson Agreement" and the "Breneman Agreement," respectively). Each of the Ferguson Agreement and the Breneman Agreement provides for severance benefits to be paid by the Company in a lump sum to Messrs. Ferguson and Breneman, respectively, upon a Change of Control (as defined in each of the Ferguson Agreement and the Breneman Agreement). The Ferguson Agreement was amended by a Termination Agreement, dated as of February 28, 1997 (the "Ferguson Contract Termination Agreement"). The execution and delivery of the Ferguson Contract Termination Agreement was a condition to the execution and delivery of the Merger Agreement by Parent. The Ferguson Contract Termination Agreement shall only become effective immediately prior to the purchase of Shares by the Purchaser in the Offer and shall be of no further force or effect if the Merger Agreement is terminated. In the event that the provisions of the Ferguson Contract Termination Agreement become effective, the Ferguson Agreement will be terminated and will cease to be of any further force and effect.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee reviews and recommends salaries for corporate officers and key employees. In addition, the Compensation Committee administers the Company's 1996-1997 Stock Option Plan, although the Board retains the authority to grant stock options pursuant thereto, and administers the Company's Management Incentive Plan. The Compensation Committee retains the services of the Compensation Resource Group, Inc. ("CRG"), a compensation and benefits consulting firm, to provide information to the Committee to assist it in connection with the performance of its duties. CRG provides advice to the Compensation Committee with respect to the compensation of executive officers of the Company. The following is a summary of the policies of the Compensation Committee that affected the compensation paid to executive officers, as reflected in the tables set forth elsewhere in this Information Statement.

  The Company's executive compensation is based on three components: base salary, annual bonuses, and stock options.

  Base Salary. Base salary for each executive officer of the Company is set at a level that the Compensation Committee believes is competitive with salaries of executive officers serving in similar capacities at similar companies. Salaries are reviewed annually and may be increased based on (x) increases in the executive officer's contributions to the Company or (y) increases in competitive salary levels. The Company's Chief Executive Officer, Bart S. Brodkin, received a base salary of $316,098 in 1996, an increase of approximately 5% over his 1995 salary and an amount that the Committee believes is commensurate with salaries of CEO's at companies of similar size and in similar lines of business.

  Annual Bonuses. The Company awards annual bonuses to executive officers based on the Company's financial performance in the prior year and the experience and performance level of each executive officer. The Compensation Committee believes that these bonuses provide and excellent link between the executive officer's pay and the short-term performance of the Company. To determine any individual's annual bonus, the Compensation Committee reviews the Company's overall financial performance and such individual's contribution to the Company's financial performance.

  Stock Options. The Compensation Committee believes that the long-term interests of the Company's executive officers can be aligned with the long-term interests of the Company's stockholders by granting stock options to the executive officers. The Compensation Committee grants stock options to those executive officers who have the greatest ability to affect the long-term growth and profitability of the Company.

  The Compensation Committee has reviewed the Company's exposure with respect to qualifying executive officer compensation for a deduction under Section 162(m) of the Internal Revenue Code. The Compensation Committee has deferred adopting a policy on this issue as it does not expect compensation to reach relevant levels in the near future.

  The foregoing report has been submitted by the Compensation Committee of the Company's Board of Directors.

                                          Jack R. Attwood, Chairman
                                          Monroe L. Lowenkron

                               PERFORMANCE GRAPH

  The following graph compares the Company's cumulative total stockholder return since the Common Stock became publicly traded on September 6, 1996 with the Russell 2000 Index and the Dow Jones Soft Drinks Market Index (Weighted) for the period indicated as prescribed by the rules of the Commission.

    COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN (1) AMONG SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC., RUSSELL 2000 INDEX, AND THE DOW
                 JONES SOFT DRINKS MARKET INDEX (WEIGHTED) (2)




                         [PERFORMANCE GRAPH GOES HERE]
--------
(1) This graph assumes that the value of the investment in the Common Stock and each index was $100 on September 6, 1996 and that all dividends were reinvested. No cash dividends have been paid on the Company's Common Stock. Stockholder returns presented in the above performance graph are generally not necessarily indicative of future results.
(2) The Dow Jones Soft Drinks Market Index (Weighted) is prepared by Dow Jones & Company, Inc.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("Insiders") to file with the Commission initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership on Forms 4 and 5 with respect to the Company's Common Stock. Insiders are also required by rules promulgated by the Commission to furnish the Company with copies of all Section 16(a) reports they file with the Commission.

  None of the Company's directors or officers filed Form 3's upon the registration of the Company's Common Stock under Section 12 of the Exchange Act. However, no such persons beneficially owned any of the Company's Common Stock at any point during the fiscal year ended December 31, 1996.

  Additionally, no Form 3's were received by the Company from Dean Witter Intercapital Inc., Merrill Lynch & Co., Inc., and Metropolitan Life Insurance Company upon the registration of the Company's Common Stock under Section 12 of the Exchange Act.

                                                                     SCHEDULE I

                [LETTERHEAD OF HOULIHAN, LOKEY, HOWARD & ZUKIN]

                                                              February 28, 1997

To The Board of Directors
of Seven-Up/RC Bottling Company
of Southern California, Inc.

Gentlemen:

  We understand that Dr Pepper Bottling Company of Texas, Inc., a Texas corporation ("DP Texas"), proposes to make a cash tender offer (the "Offer") to purchase 100% of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), for $12.00 per share. In connection with the Offer, the Company, DP Texas and a wholly owned subsidiary of DP Texas ("Sub") will enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub will merge with and into the Company (the "Merger). The Offer, the Merger and all transactions related thereto are referred to collectively herein as the "Transaction."

  You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction. We express no opinion with regard to the terms and/or fairness of the Merger Agreement, except with regard to the consideration to be received by the Company's stockholders in the Transaction.

  In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed (a) the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1994,
  (b) quarterly report on Form 10-Q for the quarter ended September 30, 1996, and (c) Company-prepared financial and operating statements for the fiscal years ended December 31, 1992, December 31, 1993, December 31, 1994, December 31, 1995 and December 31, 1996, which the Company's management has identified as being the most current financial statements available;

    2. reviewed copies of the following documents:

      (a) the Merger Agreement,

      (b) the Company's 1996-1997 Stock Option Plan,

      (c) the Company's Management Incentive Plan, and

      (d) the Company's 1997 Cost Reduction Plan;

    3. reviewed the various company prepared operating and other statements, and other documentation presented to DP Texas by the Company on February 7, 1997;

    4. reviewed the Company's Disclosure Statement dated June 19, 1996;

    5. met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

    6. visited certain facilities and business offices of the Company;

    7. reviewed management-prepared forecasts and projections of the Company's financial performance for the years ended December 31, 1997 through 2000;

    8. reviewed the historical market prices and trading volume for the Company's publicly traded securities and selected individual block trades;

    9. reviewed certain confidential detailed information regarding the Company's 1997 financial performance, the Company's compensation arrangements and employee benefits plans, and the Company's franchise assets and fixed assets;

    10. reviewed certain other publicly available financial data for selected companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

    11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

  We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

  We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility for independent verification with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

  For purposes of this opinion, we have assumed that the Company's capital stock consists of five million shares of outstanding Common Stock, outstanding warrants to purchase 280,899 shares of Common Stock exercisable at $7.30 per share, outstanding options to purchase 337,079 shares of Common Stock exercisable at $7.30 per share, and outstanding options to purchase 382,022 shares of Common Stock exercisable at $8.00 per share.

  Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

                                          Houlihan, Lokey, Howard & Zukin,
                                          Inc.

                                      I-2